Calfee, Halter & Griswold LLP
Attorneys at Law

jjenkins@calfee.com	1400 KeyBank Center
216.622.8507 Direct	800 Superior Avenue Cleveland, Ohio 44114-2688
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www.calfee.com
May 15, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. John Hartz Senior Assistant Chief Accountant

Re:	RPM International Inc. Form 10-K for the fiscal year ended May 31, 2008 Filed July 30, 2008 File No. 1-14187
Dear Mr. Hartz:
     On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated April 20, 2009. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Form 10-K for the fiscal year ended May 31, 2008
Critical Accounting Policies and Estimates, page 22; Goodwill, page 22
SEC Comment #1:
We have reviewed your response to our prior comment three. We also note that you have revised certain disclosures in your Form 10-Q for the period ended February 28, 2009. However, it is unclear to us if you intend to further expand these disclosures in future filings. Please explain. In this regard, we note that you disclose that you employ “various valuation techniques” to estimate the fair value of your reporting units and you have not included the more specific disclosure regarding these methods that we previously requested. In addition, in order for readers to better understand your
Cleveland | Columbus

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 15, 2009

impairment analysis, we continue to believe that you should include specific quantified disclosures regarding your material assumptions as well as your sensitivity analysis.
Response:
     The Company confirms that it will revise its upcoming May 31, 2009 Form 10-K and future filings to include more robust disclosures in order to provide readers with better insight into its accounting for goodwill. With regard to the applicable methods used by the Company in its goodwill impairment testing, for each of the Company’s reporting units, a break-even multiple is determined based on its current carrying value. The Company compares each reporting unit’s break-even EBITDA market multiple to guideline EBITDA market multiples currently applicable to the Company’s industry and peer group, the data for which the Company develops internally and through third party sources. The result of this analysis provides management with insight and sensitivity as to which reporting units, if any, may have a higher risk for a potential impairment.
     The Company then supplements this analysis with an evaluation of discounted future cash flows for each reporting unit’s projected earnings before interest, taxes, depreciation and amortization. This method of computing fair value requires the Company to calculate a weighted-average cost of capital for each reporting unit, and also assumes a terminal growth rate for each reporting unit. The sum of the fair values resulting from these calculations is then compared to the Company’s market capitalization as of the valuation date. Management uses this comparison to assess the reasonableness of the assumptions employed in its valuation calculations.
     Future filings will be expanded to include a discussion of these methods, the assumed benefits of a valuation prepared under each method and why the Company believes these methods are the most meaningful in preparing its goodwill impairment analysis.
     The Company maintains its belief that it incorporates ample sensitivity ranges into its analysis of goodwill impairment testing for each reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected. However, in order to provide readers with better insight into the sensitivity of these assumptions, the Company will revise future filings to include a more robust discussion regarding its material assumptions to confirm that if future earnings and cash flows were to decline and/or discount rates increase, the range of which will be quantified, an impairment charge to goodwill may be required.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 15, 2009

Definitive Proxy Statement
Role of Executives in Determining Compensation, page 18
SEC Comment #2:
We note your response to comment 9 in our February 26, 2009 letter. In future filings containing CD&A disclosure, please incorporate the information in your response, revised as necessary to reflect the then applicable facts and circumstances. In addition, to the extent you disclose in future filings that you continue to target compensation against a particular benchmark (e.g., a market median), please disclose where the compensation actually earned and paid fell with respect to the benchmark.
Response:
The Company will comply with this comment in future filings.
Annual Cash Incentive Compensation, page 20
SEC Comment #3:
We note your response to comment 10 in our February 26, 2009 letter. In future filings containing CD&A disclosure, please incorporate the information in your response, revised as necessary to reflect the then applicable facts and circumstances. In addition, please describe the non-financially measured management objectives. In doing so, you should provide a sufficient degree of detail to permit a reasonable understanding of what was required of the executive to achieve the objective. Regarding the determination of the aggregate amount of each award, please clarify, if true, that the components of the award are evaluated independently (i.e., it is not necessary to achieve each objective to receive an award, as was the case, for example, with Mr. Sullivan, who does not appear to have achieved his non-financial objective). Regarding the exercise of discretion by the committee, please note the exercise of any positive discretion to increase an award, such as, for example, the increase of Mr. Sullivan’s award because he exceeded targets. Finally, please clearly disclose the weighting applicable to each award component.
Response:
The Company will comply with this comment in future filings.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
May 15, 2009

     We hope that this letter is responsive to your additional comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	P. Kelly Tompkins Edward W. Moore Thomas F. McKee